                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of February 2010

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-152119, 333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos.
333-121901, 333-12064, 333-88172, 333-112755 and 333-149657.

The following are included in this Report on Form 6-K: Press release dated
February 19, 2010; Metalink Compliant with NASDAQ Stockholders' Equity
Requirement; Awaiting Confirmation from NASDAQ

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                      METALINK LTD.

Date: February 19, 2010                               By: /s/ Tzvika Shukhman
                                                      -----------------------
                                                      Tzvika Shukhman
                                                      Chief Executive Officer

Eran Vital
General Counsel
Metalink Ltd.
Tel: 972-9-9605555
Fax: 972-9-9605544
Eranv@MTLK.com

        METALINK COMPLIANT WITH NASDAQ STOCKHOLDERS' EQUITY REQUIREMENT;
                       AWAITING CONFIRMATION FROM NASDAQ

                o Reverse share split set for February 22, 2010

YAKUM, ISRAEL, February 19, 2010 - Metalink Ltd. (NASDAQ: MTLK) today announced that, as a result of the previously reported closing of the sale of its WLAN business to Lantiq, the Company believes that it has regained compliance with
NASDAQ's stockholders' equity requirement of $2.5 million. The Company is awaiting confirmation of the same from NASDAQ.

In addition and as previously announced, NASDAQ has advised the Company that it must evidence a closing bid price of its ordinary shares of at least $1.00 per share for a minimum of ten consecutive business days by February 26, 2010. Given that the Company has not yet achieved a closing bid price of at least $1.00 per share as of February 18, 2010, the Company will not be able to timely satisfy this requirement. However, the Company plans to implement a one-for-ten reverse split of its outstanding ordinary shares effective on Monday, February 22, 2010 at 8:00 a.m. Israel time (1:00 a.m. EST), such that the record date for the share split for the purposes of the Tel Aviv Stock Exchange will be the close of business on February 21, 2010. Accordingly, the Company is in the process of seeking a one-week extension from NASDAQ of the February 26, 2010 deadline to evidence a closing bid price of at least $1.00 per share for the requisite ten-day trading period, through March 5, 2010. There can be no assurance that
NASDAQ will grant the Company's request or that the Company's securities will remain listed on NASDAQ.

                              SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. For example, when we discuss our continued listing on NASDAQ, we are using a forward looking statement. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to:
in light of our cash status, our inability to raise additional funds or enter into other strategic transactions on a timely basis may lead us to insolvency;
our inability to regain compliance with NASDAQ'S requirements for continued
listing; any unforeseen developmental or technological difficulties with regard to our products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the SEC, including Metalink's Annual Report in Form
F-20. Readers are cautioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.